

August 4, 2014

Via E-mail
Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

>   **Re: Protective Life Insurance Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 25, 2014 and amended March 26, 2014**
>   **File No. 001-31901**

Dear Mr. Bielen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies
Reinsurance, page 132

1. In the second paragraph of your policy discussion regarding reinsurance allowances on page 133 you indicate that the portion of non-deferrable allowances is recognized immediately as a reduction of other operating expenses and that this reduction could result in negative net other operating expenses. Please tell us how the immediate recognition of these non-deferrable allowances complies with the guidance in ASC 944-605-35-14 to amortize the cost of reinsurance of long-duration contracts over the remaining life of the underlying reinsured contracts if the reinsurance contract itself is long-duration or over the contract period of the reinsurance if the reinsurance contract itself is short-duration.

Note 3: Significant Acquisitions, page 135

2. You disclose that on October 1, 2013 you acquired the stock of MONY Life Insurance
Company ("MONY") and entered into a reinsurance agreement pursuant to which you
reinsured on a 100% indemnity reinsurance basis certain business (the "MLOA
Business") of MONY Life Insurance Company of America. You refer to the two
transactions as the "MONY acquisition" and that you used the acquisition method of
accounting to account for them. You disclose that the aggregate purchase price of
MONY was $686 million and the ceding commission for the reinsurance of the MLOA
Business was $370 million. Please address the following:

- Your parent, Protective Life Corporation, in its December 31, 2013 Form 10-K on
page 46 discloses that it completed a $1.1 billion MONY acquisition on October 1,
2013. Tell us why your tabular disclosure on page 136 indicating the net assets
acquired in the MONY acquisition and therefore the consideration conveyed to the
seller totals $686 million and therefore apparently excludes the consideration paid for
the reinsurance of the MLOA Business.

- Confirm that the ceding commission of $370 million is the amount you paid the seller
to acquire the MLOA Business. If not, tell us what this amount represents. In any
regard, tell us how you accounted for it and reference the authoritative literature you
relied upon to support your accounting.

- Confirm that the tabular disclosure of net assets acquired in the MONY acquisition
includes the insurance assets and liabilities of the MLOA Business and the associated
invested assets. If not, tell us where and how they are reflected in your financial
statements.

- Confirm that you received no ceded premium under the 100% indemnity reinsurance
contract assuming the contracts underlying the MLOA Business other than the
invested assets. If not, tell us what additional consideration you received and how
you accounted for it.

- In an amendment to your October 1, 2013 Form 8-K filed on December 12, 2013 you
indicate that although you initially thought the MONY acquisition would meet the
thresholds under Rule 3-05 of Regulation S-X to provide audited financial statements
underlying the MONY acquisition and related pro forma information, the final
computations indicated that no such financial information was required to be
disclosed. Tell us why you initially thought that such financial information would be
required and clarify why ultimately this information was not required. In your
response please provide us your initial and final Rule 3-05 computations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant